U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

PHOENIX AGRI ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-3746776
(State or other jurisdiction of	(I.R.S. Employer
incorporation or formation)	Identification Number)

31 F/Jin Mao Tower, 88 New Century Ave.
Pudong, Shanghai, China	200120
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: 415-987-0808

Copies to:

David K. Cheng, Esq.

Nixon Peabody LLP

One Embarcadero Center, Suite 1800

San Francisco, CA 94111

Telephone number: 415-984-8342

Facsimile Number: 415-984-8300

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered

Common Stock, $0.0001	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Small reporting company [X]

EXPLANATORY NOTE

On November 18, 2010, we filed our Registration Statement on Form 10 (the “Original Filing”) to register our Common Stock, par value $0.0001 per share (the “Common Stock”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We subsequently filed Form 10-12G/A (“Amendment No.1”) on January 3, 2011 to amend and restate the Original Filing. This Amendment No. 2 (this “Amendment”) on Form 10-12G/A, which amends and restates items identified below with respect to Amendment No.1, is being filed to provide the disclosure required by Item 1A of Form 10.

This Form 10-12G/A only amends information in Item 1A (Risk Factors). This Amendment on Form 10-12G/A is not intended to revise any other information presented in Amendment No.1, which remains unchanged, has not been updated to reflect events occurring subsequent to the original filing date. This Amendment speaks as of the date of the Original Filing. This Amendment should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendments to those filings.

Item 1A. Risk Factors.

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk. You should consider carefully the following risk factors before investing in our securities. If any of the following risks actually occurs, our business, financial condition, or results of operations could be adversely affected.

Risks Related to Our Business.

Our business is difficult to evaluate because we have no operating history.

We were incorporated in Delaware on October 13, 2010, and are considered to be in the development stage. Since inception, the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to consummate a business combination. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Our future success is highly dependent on Mr. Benjamin Chen’s ability to locate and attract a suitable acquisition.

The success of our plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While Mr. Benjamin Chen intends to seek a business combination with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has not conducted market research concerning prospective business opportunities, nor have others made the results of such market research available to the Company. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Mr. Benjamin Chen has not identified any specific business combination or other transactions for formal evaluation by us.

There can be no assurance that we will successfully consummate a business combination.

We have no arrangement, agreement, or understanding with respect to engaging in a merger with, joint venture with, or acquisition of a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Mr. Benjamin Chen has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

There is significant competition for companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities, which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all of these entities have significantly greater financial resources, technical expertise, and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

There are relatively low barriers to becoming a blank check company or shell company, thereby increasing the competitive market for a small number of business opportunities.

There are relatively low barriers to becoming a blank check company or shell company. A newly incorporated company with a single stockholder and sole officer and director may become a blank check company or shell company by voluntarily subjecting itself to the SEC reporting requirements by filing and seeking effectiveness of a Form 10 with the SEC, thereby registering its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 with the SEC. Assuming no comments to the Form 10 have been received from the SEC, the registration statement is automatically deemed effective 60 days after filing the Form 10 with the SEC. The relative ease and low cost with which a company may become a blank check company or shell company can increase the already highly competitive market for a limited number of businesses that will consummate a successful business combination.

Our business model is risky because it does not offer benefits of diversification and, if successful, will likely result in a change of control.

We anticipate that we will likely be able to effect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our plan to offer a controlling interest to a target company to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gain from another.

We are likely to incur losses.

As of October 31, 2010, we have incurred a loss of $3,000. We expect that we will incur losses at least until we complete a business combination and perhaps after such a combination as well. There can be no assurance that we will ever be profitable.

We face a number of risks associated with potential acquisitions.

We intend to use reasonable efforts to complete a business combination with an operating target company. The consummation of any business combination will be accompanied by risks commonly encountered in acquisitions, including, but not limited to, difficulties in integrating the operations, technologies, products, and personnel of the acquired company and the possibility of insufficient revenues to offset increased expenses associated with the acquisition. Failure to manage and successfully integrate acquisitions we make could adversely affect our business, strategy, and operating results in a material way.

We may incur substantial debt, which could adversely affect our financial condition.

Completing a business combination is likely to increase our expenses and it is possible that we may incur substantial debt to complete a business combination, which could adversely affect our financial condition. Incurring a substantial amount of debt may require us to use a significant portion of our cash flow to pay principal and interest on such debt, which will reduce the amount available to fund working capital, capital expenditures, and general corporate purposes. Our indebtedness may negatively affect our ability to operate our business and limit our ability to borrow additional funds by increasing our borrowing costs, and affect the terms, conditions, and restrictions contained in possible future debt agreements, including the addition of more restrictive covenants; affect our flexibility in planning for and reacting to changes in our business as covenants and restrictions contained in possible future debt arrangements may require that we meet certain financial tests; and place restrictions on the incurrence of additional indebtedness and place us at a disadvantage compared to similar companies in our industry that have less debt.

We may not be able to raise additional capital as it is needed to fund our operations.

We have limited financial resources and currently have limited prospects of raising additional capital at least until we consummate a business combination. Even assuming we consummate a business combination with a suitable target company, no assurance can be given that we will be able to raise any additional capital that may be needed in any public or private offering of our securities, or secure debt through banks or other lenders.

Mr. Benjamin Chen, our sole officer and sole director, intends to devote only a limited amount of time to seeking a target company, which may adversely affect our ability to identify a suitable acquisition candidate.

While seeking a business combination, Mr. Benjamin Chen anticipates devoting very limited time (approximately 10 to 20 hours per month) to the Company’s affairs. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely affect our ability to identify and consummate a successful business combination.

Due to the limited capital available for investigation and diligence, we may not discover or adequately evaluate all adverse facts about a target company.

In evaluating a prospective business combination, we may not be able to conduct an extensive due diligence review of potential target company given the lack of information that may be available regarding private companies, our limited personnel and financial resources, and the inexperience of our management with respect to such activities. This due diligence review will be conducted either by Mr. Benjamin Chen or, to the extent we obtain funding to pay for such assistance, by unaffiliated third parties that we may engage. Our lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target business before we consummate a business combination. Therefore we may not be able to discover or adequately evaluate all adverse facts about a target company.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most-attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise-suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition as long as the reporting requirements of the Exchange Act are applicable.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly and may increase substantially.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing, and other professional services. Mr. Benjamin Chen, our sole officer and director, has limited accounting and legal knowledge and will depend on accountants and attorneys in preparing the Company’s financial statements and complying with reporting requirements under the Exchange Act. The engagement of such services is costly and we are likely to incur losses, which may adversely affect our ability to continue as a going concern. Additionally, the Sarbanes-Oxley Act of 2002 requires, among other things, that we design, implement, and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited time that Mr. Benjamin Chen will devote to the Company may make it difficult for us to design, implement, and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

The Company may be subject to further government regulation, which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, Mr. Benjamin Chen believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure a business combination to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in the Company being taxed on the consideration received in the business combination. Currently, a transaction may be structured to result in tax-free treatment to both companies, as prescribed by various U.S. federal and state tax provisions. We intend to structure any business combination to minimize the federal and state tax consequences to both us and the target entity. However, we cannot guarantee that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the business combination.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders, and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency, and balance of payments positions, and in other respects.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist, since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company, since there is no incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

Risks Related to Our Stockholders and Shares of Common Stock.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Certificate of Incorporation authorizes the issuance of a maximum of 300,000,000 shares of Common Stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our Common Stock held by our then-existing stockholders. Moreover, the Common Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by Mr. Benjamin Chen, resulting in an additional reduction in the percentage of Common Stock held by our then-existing stockholders. Our Board of Directors may have the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

Our stockholder will likely have a minority interest in the Company following a business combination.

If we enter into a business combination with a target company with a value in excess of the value of our Company and we issue shares of our Common Stock to the stockholders of the target company as consideration for entering into the business combination with us, both of which are likely, our stockholders will likely own less than 50% of the Company after the business combination is consummated. The stockholders of the target company would, therefore, be able to control the election of our Board of Directors and our Company.

There is currently no trading market for our Common Stock, and liquidity of shares of our Common Stock is limited.

Our shares of Common Stock are not registered under the securities laws of any state or other jurisdiction and, accordingly, there is no public trading market for our Common Stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, outstanding shares of our Common Stock cannot be offered, sold, pledged ,or otherwise transferred unless subsequently registered pursuant to, or exempt from, registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Shares of Common Stock cannot be sold under exemption from registration provided by Section 4(1) of the Securities Act in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporate Finance, to Ken Worm of NASD Regulation, dated January 21, 2000 (the “Wulff Letter”). The Wulff Letter provides that certain private transfers of the shares of common stock issued by a blank check company may be prohibited without registration under federal securities laws. Further, stockholders may rely on the exemption from registration provided by Rule 144 of the Securities Act (“Rule 144”) subject to certain restrictions, starting one year after (i) the completion of a business combination with a private company in a reverse merger or reverse takeover transaction after which the Company would cease to be a “shell company” (as defined in Rule 12b-2 under the Exchange Act) and (ii) the disclosure of certain information on a Current Report on Form 8-K within four business days thereafter, and only if the Company has been current in all of its periodic SEC filings for the 12 months preceding the laws of the various state in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our Common Stock currently is a “penny stock”, which may make it more difficult for investors to sell their shares due to substantiality requirements.

Our Common Stock currently is a “penny stock” as that term is defined in Rule 3a51-1 under the Exchange Act. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouses.

The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker/dealer must receive a written agreement to the transaction from the investor, setting forth the identify and quantity of the penny stock to be purchased. These requirements may reduce the potential market for our Common Stock by reducing the number of potential investors. This may make it more difficult for investors in our Common Stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

There are issues affecting liquidity of our securities with respect to the SEC’s review of a future resale registration statement.

Since our shares of Common Stock issued before a business combination or reverse merger cannot currently, nor will they for a considerable period of time after we complete a business combination, be available to be offered, sold, pledged, or otherwise transferred without being registered pursuant to the Securities Act, we will likely file a registration statement on Form S-1, or some other available form, to register for resale such shares of Common Stock after the business combination is consummated. We cannot control this future registration process in all respects, as some matters are outside our control. Even if we are successful in causing the effectiveness of the resale registration statement, there can be no assurance that the occurrence of subsequent events may not preclude our ability to maintain the effectiveness of the registration statement. Any of the foregoing items could have adverse effects on the liquidity of our shares of Common Stock.

In addition, the SEC has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer does not qualify to file a Registration Statement on Form S-3 to register its securities. The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but, instead, would require that the issuer offer and sell such securities in a direct or “primary” public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer.

It appears that the SEC, in most cases, will permit a registration for resale of up to one-third of the total number of shares of Common Stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances. Staff members also have indicated that an issuer, in most cases, will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since we may have little or no tradable shares of Common Stock following a reverse merger or business combination, it is unclear how many, if any, shares of Common Stock the SEC will permit us to register for resale, but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company. The SEC may require, as a condition to the declaration of effectiveness of a resale registration statement, that we reduce or “cut back” the number of shares of Common Stock to be registered in such registration statement. The result of the foregoing is that a stockholder’s liquidity in our Common Stock may be adversely affected in the event the SEC requires a cut-back of the securities as a condition to allow the Company to rely on Rule 415 with respect to a resale registration statement, or if the SEC requires us to file a primary registration statement.

We have never paid dividends on our Common Stock and do not intend to do so in the foreseeable future.

We have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

We cannot assure you that, following a business combination with an operating business, our Common Stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our Common Stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that, following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Common Stock on either of those or any other stock exchange. After completing a business combination, until our Common Stock is listed on the NASDAQ or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Our stockholders may engage in a transaction to cause the Company to repurchase its shares of Common Stock.

To provide an interest in the Company to third parties, out stockholders may choose to cause the Company to sell Company securities to one or more third parties, with the proceeds of such sale(s) being used by the Company to repurchase shares of Common Stock held by it. As a result of such transaction(s), our management, stockholder(s), and Board of Directors may change.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX AGRI ENTERPRISES, INC.

Date: January 18, 2011	By:	/s/ Benjamin Chen
Name: Benjamin Chen
Title: President, Secretary, Treasurer, and Sole Director